EXHIBIT 99.1

Westport Publishes Annual General and Special Meeting Results

VANCOUVER, British Columbia, June 30, 2026 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport" or the "Company") (TSX:WPRT / Nasdaq:WPRT), today held its Annual General and Special Meeting of Shareholders (the "Meeting") in a virtual format. Shareholders approved all resolutions presented at the meeting including the election of all nominated directors for the ensuing year, the appointment of Deloitte LLP as the Company's auditors for the fiscal year, the advisory vote on executive compensation, and the name change resolution.

A summary of the results are as follows:

Resolution	Outcome of Vote	Percentage of Votes For	Percentage of Votes Withheld/Against

Election of Directors
Michele Buchignani	Approved	91.66%	8.34%
Anthony Guglielmin	Approved	91.44%	8.56%
Bradley Kotush	Approved	91.26%	8.74%
Daniel Sceli	Approved	92.17%	7.83%
Karl-Viktor Schaller	Approved	91.56%	8.44%
Eileen Wheatman	Approved	91.56%	8.44%

Appointment of Auditors	Approved	97.82%	2.18%

Executive Compensation
(Advisory Vote)	Agree	89.66%	10.34%

Change of Corporation Name	Approved	89.11%	10.89%

About Westport

Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a leading supplier of affordable, alternative fuel, low-emissions transportation technologies, we design, manufacture, and supply advanced components and systems that enable the transition from traditional fuels to alternative energy solutions.

Our technologies support a wide range of alternative fuels – including natural gas, renewable natural gas, and hydrogen – enabling OEMs and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way. With decades of expertise and a commitment to engineering excellence, Westport is helping our partners achieve sustainability goals—without compromising performance or cost-efficiency – making clean, scalable transport solutions a reality.

Westport is headquartered in Vancouver, Canada. For more information, visit www.westport.com.

Contact Information
Westport Investor Relations
T: +1 604-718-2046
E: invest@westport.com